News Release

Exhibit 99.1

Ellen M Martin Kureczka/Martin Associates Investor Relations Tel: (510) 832-2044	Deb McManus, APR Media Relations Tel: (510) 204-7240

XOMA Reports 2004 Year-end Financial Results

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RAPTIVA® Approved in EU, Launched Worldwide,

Chiron Oncology Collaboration IND Filed

Berkeley, CA – March 14, 2005 — XOMA Ltd. (Nasdaq: XOMA), a biopharmaceutical company that develops antibody and protein-based drugs for cancer, immunological disorders and infectious diseases, today announced its financial results for the year ended December 31, 2004.

For the year 2004, the Company recorded a net loss of $78.9 million or $0.93 per share, compared with $58.7 million or $0.78 per share in 2003. The higher operating losses in 2004 are largely due to XOMA’s share of increased sales and marketing expenses associated with the first full year of product launch of RAPTIVA® in the United States. Total revenues for 2004 were negatively impacted by the termination of agreements with Baxter and Onyx in the second half of 2003. These factors more than offset reductions in R&D expenses from 2003 to 2004.

As of December 31, 2004, XOMA held $24.3 million in cash, cash equivalents, and short-term investments, compared with $85.2 million at December 31, 2003. This reflects a cash outflow from operations of $44.8 million and loan payments to Genentech, Inc. (NYSE: DNA) and Millennium Pharmaceuticals, Inc. (NASDAQ: MLNM) of $18.2 million. A $60 million convertible note offering was completed in February of 2005.

A more detailed discussion of the financials is provided below and in XOMA’s 10-K filing.

“2004 was a very challenging year,” said John L. Castello, president, chairman and CEO of XOMA, “but at the same time, we’ve made solid progress in our business strategy. In addition to Genentech’s first full year of US RAPTIVA® sales for psoriasis, Serono gained EU approval and has launched the product in multiple countries with growing worldwide sales. We entered into a major oncology collaboration with Chiron Corporation with a first IND filed in December of 2004, and we entered into another cancer-related agreement with Aphton Corporation. Finally, we outlicensed our BPI and ING-1 products to development partners. These transactions strengthen our pipeline, bring financial benefits and diversify our development risks.”

Key 2004 events:

•	XOMA initiated a worldwide, exclusive, multi-product, collaborative agreement with Chiron Corporation (NASDAQ: CHIR) to develop and commercialize antibody products for the treatment of cancer. In December of 2004, XOMA and Chiron filed an IND for the first investigational drug developed from this program.

•	XOMA and Aphton Corporation (NASDAQ: APHT) signed a collaboration agreement to develop treatments for gastrointestinal cancers using anti-gastrin monoclonal antibodies.

•	XOMA restructured its arrangement with Millennium Pharmaceuticals, Inc. on MLN2222 so that XOMA will not participate in development costs after the completion of Phase I clinical testing. XOMA will continue to manufacture product at Millennium’s request and cost and will be entitled to potential milestones and a royalty on sales if the product is marketed.

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•	The Company outlicensed two product candidates in 2004. Zephyr Sciences, Inc. in-licensed XOMA’s BPI platform, including NEUPREX®, but not including BPI-derived peptide compounds. Triton BioSystems, Inc. in-licensed the ING-1 antibody for cancer to use as a targeting molecule with its Targeted Nano-Therapeutics™ (TNT™) System.

•	Serono, SA (virt-x: SEO and NYSE: SRA) received European Commission Marketing Authorisation for RAPTIVA®, bringing the total number of countries in which RAPTIVA® is approved to more than 30. In late 2004, Serono began selling the drug in more than a dozen countries worldwide.

•	For the first full year of US FDA approval, worldwide sales of RAPTIVA® totaled approximately $57 million.

•	A Phase II trial of RAPTIVA® in psoriatic arthritis patients showed the drug to be safe and well tolerated, but failed to show a statistically significant benefit after 12 weeks of treatment.

•	Preliminary results of a Phase II trial of the XMP.629 acne gel failed to demonstrate a statistically significant clinical benefit, despite promising results in Phase I studies. Although the drug appeared safe and well-tolerated, there was no statistically meaningful dose response and response in the placebo vehicle group was higher than expected. XOMA is analyzing the data further before deciding how to proceed.

Key events of early 2005

•	In January, XOMA restructured its US RAPTIVA® arrangement with Genentech (NYSE: DNA), replacing its US profit and loss sharing arrangement with a royalty on sales beginning in 2005. Genentech also discharged XOMA’s $40.9 million long-term note obligation, which XOMA will recognize as other income in the first quarter of 2005. This revised agreement is effective January 1, 2005, and as a result, RAPTIVA® will become immediately profitable for XOMA beginning in the first quarter of 2005.

•	In February, XOMA completed a $60.0 million convertible senior notes financing to qualified institutional buyers. The company estimates that it now has sufficient cash resources to meet its net cash needs through at least the end of 2008. Any significant revenue shortfalls, increases in planned spending or development programs, lower sales of RAPTIVA®, additional licensing arrangements, collaborations or financing arrangements could potentially shorten or extend this period.

•	Final results of a three-year study of RAPTIVA® in moderate-to-severe plaque psoriasis patients, which were presented at the American Association of Dermatologists meeting in February, provided additional confirmation of the long-term safety and continued treatment benefit of the product. Furthermore, Genentech has recently disclosed its intention to initiate clinical testing in atopic dermatitis.

•	In March, XOMA was awarded a $15.0 million contract from the National Institute of Allergy and Infectious Diseases (NIAID), a part of the National Institutes of Health (NIH), to produce three botulism neurotoxin monoclonal antibodies designed to protect US citizens against the harmful effects of biological agents used in bioterrorism.

“The Genentech restructuring is an important step in our goal of achieving profitability over the next few years, while further strengthening our development pipeline,” said Peter B. Davis, XOMA’s vice president of finance and chief financial officer. “Our objective with the recent financing is to have sufficient funding to see us through to profitability. These objectives are challenging, but the recent award from NIAID indicates that we’re off to a good start.”

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Financial Discussion

Revenues:

Total revenues for 2004 were $3.7 million compared with $24.4 million in 2003. License and collaborative fees revenues were $3.6 million in 2004 compared with $18.9 million in 2003. The 2003 figure reflects a $10.0 million dollar fee from Baxter as a result of the termination of agreements related to the licensing and development of the NEUPREX® product, as well as license fees from several bacterial cell expression technology license arrangements. Revenues from contract and other revenues were $0.1 million in 2004, compared with $5.5 million in 2003, reflecting the impact of the termination of agreements with Baxter and Onyx. The $10.0 million upfront payment received from Chiron related to a collaboration agreement in oncology that was initiated in February of 2004 is being recognized as revenue over the five year expected term of the agreement.

Revenues for the next several years will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and by the establishment and nature of future manufacturing, outlicensing and collaboration arrangements.

Expenses:

In 2004, research and development expenses were $49.8 million, compared with $61.1 million in 2003. The $11.3 million decrease in 2004 compared with 2003 primarily reflects reduced spending on RAPTIVA® following its US psoriasis approval and the discontinuation of the Millennium collaboration product MLN2201, as well as smaller decreases in spending on MLN2222, ING-1 and NEUPREX®. These reductions were partially offset by increased spending on the oncology collaboration with Chiron, the TPO-mimetic antibody collaboration with Alexion Pharmaceuticals, Inc. (NASDAQ: ALXN), the Aphton anti-gastrin antibody collaboration, the XMP.629 acne compound, and new product research. Beyond this, the scope and magnitude of future research and development expenses are difficult to predict at this time.

In 2004, general and administrative expenses were $15.6 million compared with $13.4 million in 2003. This $2.2 million increase resulted primarily from higher business development expenses and costs associated with implementing procedures and staffing necessary to meet the requirements of the Sarbanes-Oxley Act of 2002.

In 2004, collaborative arrangement expenses (relating exclusively to RAPTIVA®) were $16.4 million compared with $7.5 million in 2003. These amounts reflect XOMA’s 25% share of commercialization costs for RAPTIVA® in excess of Genentech’s revenues less cost of goods sold, research and development cost sharing adjustments, and royalties on sales outside the US. Because of the restructuring of the arrangement with Genentech, from 2005 forward, XOMA will not share in operating costs or R&D expenses relating to this product, but will receive royalties on worldwide sales.

Long-term Debt

At December 31, 2004, XOMA’s balance sheet reflected a $40.9 million long-term note due to Genentech, which was extinguished under the restructuring announced in January 2005. In February of 2005, XOMA issued $60 million of 6.5% convertible senior notes due in 2012.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at December 31, 2004, were $24.3 million compared with $85.2 million at December 31, 2003. This $60.9 million decrease primarily reflects cash used in operations of $44.8 million, a $13.2 million payment on the short-term loan obligation to Genentech, a $5.0 million cash payment of convertible debt to Millennium and a $2.6 million investment in property and equipment which were partially offset by proceeds from issuance of common shares of $5.1 million.

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Net cash used in operating activities was $44.8 million in 2004, compared with $47.8 million in 2003. This decrease reflected a higher net loss that was offset by a $10.0 million termination payment received in January of 2004 from Baxter and $8.3 million in deferred revenue remaining from the $10.0 million received from Chiron in 2004 related to the initiation of the collaboration agreement in oncology in February of 2004.

Product Highlights

RAPTIVA® (Efalizumab): Collaboration with Genentech, Inc.

RAPTIVA® was developed in the US through a partnership between Genentech and XOMA, and received FDA approval in October of 2003 as the first FDA-approved biologic therapy to provide continuous control of chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. Patients can self-administer the drug as a single, once weekly subcutaneous injection after training by a healthcare professional. US sales of RAPTIVA® in 2004 were approximately $57 million.

A Phase II trial of RAPTIVA® in psoriatic arthritis patients failed to show a statistically significant benefit after 12 weeks of treatment. These results point to a disease mechanism for psoriatic arthritis different from that addressed by RAPTIVA® in psoriasis. Genentech is continuing clinical testing of RAPTIVA® in psoriasis patients and has disclosed its intention to initiate clinical testing in atopic dermatitis.

Outside the United States and Japan, RAPTIVA® is sold by Serono, which announced in October of 2004 that it had received European Commission Marketing Authorisation for RAPTIVA® in patients with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. Serono received additional international approvals in 2004 and is now marketing the product in over a dozen countries worldwide.

Oncology Therapeutic Antibodies Program: Collaboration with Chiron Corporation

In March of 2004, Chiron and XOMA announced a worldwide, exclusive, multiple product, collaborative agreement to develop and commercialize antibody products for the treatment of cancer. Under the agreement, the companies will jointly research, develop, and commercialize multiple antibody product candidates, sharing development and commercialization expenses, as well as revenues, generally on a 70-30 basis, with XOMA’s share being 30 percent.

Financial terms include an initial payment to XOMA of $10.0 million and a loan facility of up to $50.0 million to fund up to 75 percent of XOMA’s share of development expenses. Chiron’s profit share is subject to a limited upward adjustment, which in turn may be reduced if XOMA achieves certain milestones or if Chiron elects to extend the program.

An IND for CHIR 12.12, an anti-CD40 monoclonal antibody was filed in December of 2004. This is the first drug candidate emerging from this program, and Phase I testing is expected to begin in the first quarter of 2005. In December of 2004, data on CHIR 12.12 were presented at the American Society of Hematologists (ASH) from several preclinical studies that showed potent anti-tumor effects through blockade of CD40 signaling and antibody-dependent cellular cytotoxicity (ADCC), in preclinical models of multiple myeloma and non-Hodgkin’s B-cell lymphoma. In addition, these studies demonstrate the ability of CHIR 12.12 to work synergistically with rituximab and to ablate rituximab-resistant tumors. The results from preclinical toxicology testing so far have been very encouraging.

BPI Program: NEUPREX® licensed to Zephyr Sciences, Inc.

In November of 2004, XOMA entered into an exclusive worldwide licensing agreement with Zephyr Sciences, Inc. for the research, development and commercialization of products related to BPI, including the NEUPREX® product. Under the terms of the agreement, XOMA will be entitled to receive license fees totaling up to $11.0 million and milestones totaling up to $61.9 million, as

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well as royalties on sales of future sales of products developed and approved under the agreement. The agreement includes due diligence provisions related to the development of BPI in multiple indications, and Zephyr will fund all future research and development activities. The agreement does not cover BPI-derived peptide products.

MLN2222: Collaboration with Millennium Pharmaceuticals, Inc.

XOMA and Millennium are continuing to develop MLN2222 (formerly CAB-2), a complement inhibitor, to reduce the incidence of complications in patients undergoing surgical procedures involving the use of cardiopulmonary bypass (CPB) and a heart-lung bypass machine. MLN2222 is a novel, proprietary recombinant protein that blocks both C3 and C5 convertases, which are essential components of the complement activation pathway.

A Phase I study initiated in December of 2003 is the first of two planned Phase I trials to evaluate the safety, tolerability, pharmacokinetic and pharmacodynamic properties of MLN2222 in healthy volunteers. The overall Phase I program, being conducted in the United States, will involve approximately 100 healthy volunteers and CABG surgery patients and is expected to continue throughout 2005.

Anti-gastrin Mab with Aphton

In September of 2004, we announced a worldwide collaboration with Aphton Corporation to develop treatments for gastrointestinal (“GI”) and other gastrin-sensitive cancers using anti-gastrin monoclonal antibodies. Antibodies to be developed under the collaboration will bind and neutralize the hormone gastrin 17 that is believed to be involved in tumor progression in GI cancers. Gastrin expression and the appearance of gastrin receptors have been associated with increasing malignant characteristics of GI tumors and with poorer prognostic outcomes. Specifically, gastrin has been shown to be involved in the progression of colorectal, stomach, liver and pancreatic cancers, and thus, inhibiting gastrin may inhibit such growth.

ING-1 Licensed to Triton

In October of 2004, Triton BioSystems, Inc. and XOMA announced that Triton had in-licensed the exclusive worldwide rights to commercially use XOMA’s proprietary anti-tumor ING-1 monoclonal antibody with Triton’s Targeted Nano-Therapeutics™ (TNT™) System. The TNT™ System ablates tumors while sparing surrounding normal tissue, by using tiny magnetic spheres delivered systemically with antibodies. The tiny spheres within the tumors are induced to heat by a localized externally applied magnetic field. ING-1, a Human Engineered™ monoclonal antibody with high affinity to the Ep-CAM antigen, is expressed in high concentrations on many adenocarcinoma tumor cells. The combination of the ING-1 antibody with the TNT™ System is intended to create a novel, highly selective, safe, and effective treatment for adenocarcinomas, such as breast, colorectal, lung, ovary and prostate cancers.

XMP.629 for acne

Despite previous positive preclinical and Phase I studies, preliminary results of a Phase II trial with XMP.629 gel in 262 mild-to-moderate acne patients showed an inconclusive clinical benefit of XMP.629 compared to vehicle gel. There was no discernable dose response and the vehicle (placebo) response was higher than anticipated. The drug appeared safe and well-tolerated. XOMA is conducting additional preclinical studies to determine how to proceed.

TPO Mimetic: Collaboration with Alexion Pharmaceuticals, Inc.

Alexion (NASDAQ: ALXN) and XOMA have undertaken a collaboration to develop and commercialize a rationally designed human TPO mimetic antibody as a treatment for chemotherapy-induced thrombocytopenia. The original antibody, discovered at Alexion Antibody Technologies (AAT), a wholly owned subsidiary of Alexion, was designed to mimic the activity of human thrombopoietin (TPO), a naturally occurring protein responsible for platelet production, but without inducing the immunological response seen with recombinant TPO. In preclinical studies

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the original drug candidate did not meet pre-set criteria for further development, so XOMA and Alexion are screening other potential antibodies for possible further development.

Investor Conference Call

XOMA has scheduled an investor conference call regarding this announcement to be held today, March 15, 2005, beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com/. The domestic dial-in number (U.S./Canada) for the live call is 1-877-869-7222 and the conference ID number is 4092619. The international dial-in number is 1-706-679-5933 and uses the same dial-in conference I.D. number. To listen to the call via the Internet, go to XOMA’s website a few minutes before the start of the call to register, download, and install any necessary audio software. The audio replay of the call will be available beginning two hours following the conclusion of the webcast through 6:00 p.m. EST (3:00 p.m. PST) on April 15, 2005. Access numbers for the replay are 1-800-642-1687 (U.S./Canada) or 1-706-645-9291 (International); Conference I.D. 4092619.

About XOMA

XOMA develops and commercializes antibody and other protein-based biopharmaceuticals for cancer, immune disorders and infectious diseases. The company pipeline includes collaborative product development programs with Chiron Corporation, Millennium Pharmaceuticals, Inc., Aphton Corporation and Alexion Pharmaceuticals, Inc., and also includes RAPTIVA®, a product marketed worldwide that came from a collaboration with Genentech, Inc. For more information about XOMA’s product pipeline and antibody product development capabilities and technologies, please visit XOMA’s website at http://www.xoma.com/.

Certain statements contained herein related to the sufficiency of XOMA’s cash resources, the company’s potential for profitability, future revenues and future sales and development of RAPTIVA® , as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; the Company’s ability to achieve profitability will depend on the success of the sales efforts for RAPTIVA®, the Company’s ability to effectively anticipate and manage its expenditures and the availability of capital market and other financing; future revenues will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and by the establishment and nature of future manufacturing, outlicensing and collaboration arrangements; the sales efforts for RAPTIVA® may not be successful if Genentech or its partner, Serono SA, fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if any important remaining regulatory approvals are not obtained; and future development of RAPTIVA® may not be successful for reasons related to safety or efficacy.

These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K and in other SEC filings.

Condensed Financial Statements Follow

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XOMA Ltd.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$23,808	$84,812
Short-term investments	511	436
Receivables	707	10,625
Related party receivables	167	94
Prepaid expenses	1,414	1,267

Total current assets	26,607	97,234
Property and equipment, net	19,306	21,337
Related party receivables—long-term	188	120
Deposits	159	159

Total assets	$46,260	$118,850

LIABILITIES AND SHAREHOLDERS’ EQUITY
(NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$1,919	$5,058
Accrued liabilities	19,331	6,163
Notes payable	116	13,343
Capital lease obligations	237	520
Deferred revenue	2,000	90
Convertible note	—	5,284

Total current liabilities	23,603	30,458
Capital lease obligations—long-term	—	272
Deferred revenue—long-term	6,333	—
Interest bearing obligation—long-term	40,934	39,906

Total liabilities	70,870	70,636

Commitments and contingencies (Note 8)

Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding at December 31, 2004 and 2003	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding at December 31, 2004 and 2003; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 135,000,000 shares authorized, 85,587,174 and 83,998,697 shares outstanding at December 31, 2004 and 2003, respectively	43	42
Additional paid-in capital	653,537	647,534
Accumulated comprehensive income	280	166
Accumulated deficit	(678,471)	(599,529)

Total shareholders’ equity (net capital deficiency)	(24,610)	48,214

Total liabilities and shareholders’ equity (net capital deficiency)	$46,260	$118,850

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XOMA Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2004	2003	2002
Revenues:
License and collaborative fees	$3,573	$18,946	$16,850
Contract and other revenues	92	5,466	13,099

Total revenues	3,665	24,412	29,949

Operating costs and expenses:
Research and development	49,784	61,063	42,817
General and administrative	15,604	13,436	16,491
Collaboration arrangement	16,373	7,451	2,718

Total operating costs and expenses	81,761	81,950	62,026

Loss from operations	(78,096)	(57,538)	(32,077)
Other income (expense):
Investment and interest income	499	461	871
Interest expense	(1,229)	(1,875)	(2,041)
Other income (expense)	(116)	299	—

Net loss	$(78,942)	$(58,653)	$(33,247)

Basic and diluted net loss per common share	$(0.93)	$(0.78)	$(0.47)

Shares used in computing basic and diluted net loss per common share	84,857	75,070	70,355